                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*
                   -------------------------------------------

                             Galileo Technology Ltd.
                                (NAME OF ISSUER)

               Ordinary Shares, 0.01 New Israeli Shekels par value
                         (TITLE OF CLASS OF SECURITIES)

                                    M47298100
                                 (CUSIP NUMBER)

                                 Matthew Gloss,
                           Marvell Semiconductor, Inc.
                                645 Almanor Ave.,
                               Sunnyvale, CA 94086
                                 (408) 222-2500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                October 16, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)

                               (Page 1 of 8 Pages)


===============================================================================


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  CUSIP No. M47298100                  13D                 Page 2 of 8 Pages
-----------------------------------          -----------------------------------
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(1)     Name of Reporting Persons:  Marvell Technology Group Ltd.
        I.R.S. Identification Nos. of above persons (entities only): 77-0481679.

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)    [ ]
        (b)    [ ]

--------------------------------------------------------------------------------
(3)     SEC Use Only:

--------------------------------------------------------------------------------
(4)     Source of Funds (See Instructions):
                                                   WC and/or OO
--------------------------------------------------------------------------------
(5)     Check Box if Disclosure of Legal Proceedings is Required Pursuant:
                                                   to Items 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization:
                                                   Bermuda
--------------------------------------------------------------------------------
                                 (7)     Sole Voting
NUMBER OF SHARES                         Power                   5,371,720*
BENEFICIALLY OWNED               -----------------------------------------------
BY EACH REPORTING                (8)     Shared Voting
PERSON WITH                              Power                  N/A
                                 -----------------------------------------------
                                 (9)     Sole Dispositive
                                         Power                   5,371,720*
                                 -----------------------------------------------
                                 (10)    Shared Dispositive
                                         Power                  N/A
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                    5,371,720*
--------------------------------------------------------------------------------
(12)    Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions):  [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11):
                                                                        12.5%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person (See Instructions):
                                                   CO
--------------------------------------------------------------------------------

    * Or such other number of ordinary shares of the Issuer as equals 12.5% of the outstanding Issuer ordinary shares immediately prior to the time of exercise.

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  CUSIP No. M47298100                  13D                 Page 3 of 8 Pages
-----------------------------------          -----------------------------------

                This Amendment No. 1 amends and supplements the statement on
                Schedule 13D (the "Statement"), filed on October 25, 2000 by Marvell Technology Group Ltd. ("Marvell" or the "Reporting Person"), with respect to its beneficial ownership of ordinary shares pursuant to an option issued by Galileo Technology Ltd., an Israeli corporation (the "Issuer").

ITEM 1.         SECURITY AND ISSUER

                This Statement relates to ordinary shares, par value 0.01 New Israeli Shekels per share ("Issuer Shares"), of the Issuer.

                The address of the Issuer's principal executive offices is Moshav Manof, D.N. Misgaf 20184, Israel.

                Responses to each item of this Statement are qualified in their entirety by the provisions of the Exhibits hereto.

ITEM 2.         IDENTITY AND BACKGROUND

                Name of Reporting Person: Marvell Technology Group Ltd.

                Place of Organization: Bermuda

                Principal Business: Design of integrated circuits for mixed-signal and digital-signal processing for the high-speed, high-density, digital data storage and broadband digital data networking markets.

                Address of Principal Business and Office: Address in Bermuda: at Richmond House, 3rd Floor, #12 Par la Ville Road, Hamilton, HM DX Bermuda. The address of Marvell's wholly-owned United States subsidiary is Marvell Semiconductor, Inc., 645 Alamanor Avenue, Sunnyvale, California 94086.

                (d) and (e). During the last five years, Marvell has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                Attached hereto as Appendix A is information required by this
                Item 2 with respect to the executive officers and directors of Marvell. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.



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  CUSIP No. M47298100                  13D                 Page 4 of 8 Pages
-----------------------------------          -----------------------------------

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER

                The information contained in Item 4 is incorporated herein by this reference.

                (a) Marvell has an option to purchase 5,371,720 Issuer Shares (or such other number of Issuer Shares as equals 12.5% of the outstanding Issuer Shares immediately prior to the time of exercise.)

                        Except as set forth in this Statement and Appendix A, to the knowledge of Marvell, none of the persons listed in Appendix A beneficially owns any of the Issuer Shares.

                (b) Assuming exercise of the option, subject to the Issuer's right, under certain conditions, to purchase the Option Shares, Marvell will have sole dispositive and voting power over all of the shares it elects to purchase under the Option Agreement.

                (c) There have been no transactions in the Issuer Shares by Marvell during the past 60 days. Except as set forth in this Statement and Appendix A, to the knowledge of Marvell, none of the persons listed in Appendix A has affected any transactions in the Issuer Shares in the past 60 days.

                (d) Subject to the Issuer's right, under certain conditions, to purchase the Option Shares, and subject to the limitation on Marvell's Total Profit (as defined in the Option Agreement), no other person, including the persons listed in Appendix A, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Statement.

                (e)     Not applicable.



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  CUSIP No. M47298100                  13D                 Page 5 of 8 Pages
-----------------------------------          -----------------------------------

                                    SIGNATURE

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 30, 2000

                                          MARVELL TECHNOLOGY GROUP LTD.



                                          By:    /s/ Weili Dai
                                             -----------------------------------
                                          Name:  Weili Dai
                                          Title: Executive Vice President

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  CUSIP No. M47298100                  13D                 Page 6 of 8 Pages
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                                   Appendix A
                   DIRECTORS AND EXECUTIVE OFFICERS OF MARVELL

The following is a list of all directors and executive officers of Marvell and certain other information with respect to each such person. All such persons, with the exception of Herbert Chang, are United States citizens. To the knowledge of Marvell, no such person, during the last five years, has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Name:  Dr. Sehat Sutardja

                Mr. Sehat Sutardja is President, Chief Executive Officer and Co-Chairman of the Board of Marvell. In addition, he is President, Chief Executive Officer and a director of Marvell Semiconductor, Inc. Mr. Sutardja's business address is Marvell Semiconductor, Inc., 645 Almanor Ave., Sunnyvale, CA 94086.

Name:  Weili Dai

                Ms. Dai is Executive Vice President, and a director of Marvell. In addition, she is Executive Vice President and a director of Marvell Semiconductor, Inc. Ms. Dai's business address is Marvell Semiconductor, Inc., 645 Almanor Ave., Sunnyvale, CA 94086.

Name:  Dr. Pantas Sutardja

                Mr. Pantas Sutardja is Vice President and a director of Marvell. In addition, he is Chief Technology Officer and a director of Marvell Semiconductor, Inc. Mr. Sutardja's business address is Marvell Semiconductor, Inc., 645 Almanor Ave., Sunnyvale, CA 94086.

Name:  George Hervey

                Mr. Hervey is Vice President of Finance and Chief Financial Officer of Marvell. Mr. Hervey's business address is Marvell Semiconductor, Inc., 645 Almanor Ave., Sunnyvale, CA 94086. To the knowledge of Marvell, a description of all transactions effected by Mr. Hervey in the past 60 days and his beneficial ownership of shares of the Issuer are set forth on Attachment 1 to this Appendix.



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  CUSIP No. M47298100                  13D                 Page 7 of 8 Pages
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Name:  Diosdado P. Banatao

                Mr. Banatao is Co-Chairman of the Board of Marvell and a partner in Mayfield Fund, a venture capital fund. Mr. Banatao's business address is 635 Waverley Street, Palo Alto, CA 94301.

Name:  Herbert Chang

                Mr. Chang is a director of Marvell and President of InveStar Capital, Inc., a technology venture capital management firm based in Taiwan. Mr. Chang's business address is 3600 Pruneridge Avenue, Santa Clara, CA 95051. Mr. Chang is a citizen of Taiwan
                (ROC).

Name:  John M . Cioffi

                Mr. Cioffi is a director of Marvell and a professor of Electrical Engineering at Stanford University. Mr. Cioffi's business address is 1540 Oak Space Creek #304, Palo Alto, CA 94304.

Name:  Paul R. Gray

                Mr. Gray is a director of Marvell and Dean of the College of Engineering at the University of California at Berkeley and Executive Vice Chancellor and Provost. Mr. Gray's residential address is 63 La Cruesta, Orinda, CA 94536.

Name:  Ron Verdoorn

                Mr. Verdoorn is a director of Marvell and Executive Vice President of Manufacturing for Affymetrix, Inc., a company specializing in the development of technology for acquiring and managing complex genetic information for use in biomedical research, genomics and clinical diagnostics. Mr. Verdoorn's residential address is 18850 Bella Vina, Saratoga, CA 95070.

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  CUSIP No. M47298100                  13D                 Page 8 of 8 Pages
-----------------------------------          -----------------------------------

                                  Attachment 1
                                       to
                                   Appendix A

Set forth below are exercises of options of the Issuer effected by Mr. George Hervey in the past 60 days. The options were granted to Mr. Hervey during the period Mr. Hervey was an officer of the Issuer from March 1997 to April 2000 and would have terminated 6 months after Mr. Hervey left his employment at the Issuer had they not been exercised. Where indicated below, the shares of the Issuer purchased upon exercise of the options were sold on the date of exercise in broker transactions at market prices.

----------------------------------------------------------
 DATE OF SALE   NO. SHARES  EXERCISE PRICE   SALE PRICE
----------------------------------------------------------
   8/28/00          400        $16.6875       $27.2500
   8/28/00        3,498        $16.6875       $26.8750
   8/28/00        4,000        $ 5.6250       $26.8750
    9/7/00        3,000        $ 5.6250       $28.3125
    9/7/00        2,000        $16.6875       $28.3125
   9/11/00       24,330        $ 3.5000
   9/13/00        3,500        $ 3.5000       $26.0000
   9/13/00        6,000        $16.6875       $26.0000
   9/13/00       18,670        $16.6875
   9/18/00       12,000        $ 5.6250

No. of shares acquired:  77,398
No. of shares sold: 22,398

Mr. Hervey owns 112,000 shares of the Issuer. He no longer holds any options to purchase shares of the Issuer.